Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MR. ZHAO PENG AS AN EXECUTIVE DIRECTOR OF

THE SIXTH SESSION OF THE BOARD OF DIRECTORS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND

THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

RENEWAL OF THE FRAMEWORK AGREEMENT FOR DAILY CONNECTED

TRANSACTIONS BETWEEN THE COMPANY AND CGB

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

The Extraordinary General Meeting of China Life Insurance Company Limited will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 19 December 2019 at 9:00 a.m.. The notice, proxy form and reply slip of the Extraordinary General Meeting have been despatched to you on 1 November 2019.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 9:00 a.m. on 18 December 2019) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 29 November 2019.

15 November 2019

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”	國壽安保基金管理有限公司 (China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a company established under the laws of Australia with limited liability, and a subsidiary of AMP Limited

“AMP Limited”	AMP Limited, a company established under the laws of Australia with limited liability, whose shares are listed on the Australian Securities Exchange and the New Zealand Exchange

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate”	has the meaning given to it under the Hong Kong Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“CGB”	廣發銀行股份有限公司 (China Guangfa Bank Co., Ltd.), a joint stock limited liability company incorporated under the laws of the PRC, which is held as to 43.686% by the Company

DEFINITIONS

“CLI”	國壽投資控股有限公司 (China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLI Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients, Advisory Services and Other Daily Transactions (《基金產品認（申）購、贖回、特定客戶資產管 理、顧問及其他日常業務交易框架協議》) to be entered into between AMP and CLI

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products and Private Asset Management (《基金產品認（申）購、贖回及私募資產管理業務日常交易框架協議》 ) to be entered into between AMP and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement , the CLP&C Frame work Agreement and the CLI Framework Agreement

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“CLP&C Framework Agreement”	the Cooperation Framework Agreement (《合作框架協議》) to be entered into between AMP and CLP&C

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions (《基金產品認（申）購、贖回、基金銷售、特定客戶資產管理及其他日常交易框架協議》 ) to be entered into between AMP and the Company

DEFINITIONS

“connected person”	has the meaning given to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning given to it under the Hong Kong Listing Rules

“CSRC”	China Securities Regulatory Commission

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2019 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 19 December 2019 at 9:00 a.m.

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent board committee of the Company formed to consider the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto), comprising all Independent Non-executive Directors, namely, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

DEFINITIONS

“Independent Financial Adviser” or “Messis Capital”	Messis Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto)

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Latest Practicable Date”	11 November 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listco Group Transactions”	the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement

“Pension Company”	中國人壽養老保險股份有限公司 (China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 70.74% by the Company, 19.99% by AMP Life Limited (a subsidiary of AMP Limited), 4.41% by CLIC and 3.53% by AMC

“Pension Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions (《基金產品認（申）購、贖回、特定客戶資產管理及其他日常交易框架 協議》) to be entered into between AMP and Pension Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Liu Huimin,	16/F, Tower A, China Life Centre
Mr. Yin Zhaojun, Mr. Wang Junhui	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin, Ms. Leung Oi-Sie Elsie	Hong Kong

15 November 2019

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 19 December 2019 at 9:00 a.m.

The purpose of this circular is to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

LETTER FROM THE BOARD

2.	ELECTION OF MR. ZHAO PENG AS AN EXECUTIVE DIRECTOR OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

Reference is made to the announcement of the Company dated 23 July 2019. On 23 July 2019, the Board of Directors considered and approved the proposal in relation to the nomination by CLIC of Mr. Zhao Peng as a candidate for the Executive Director of the sixth session of the Board of Directors. The proposal is hereby submitted to the EGM for consideration and approval.

The biographical details of Mr. Zhao Peng are set out below:

Mr. Zhao Peng, born in April 1972, became the Vice President of the Company in March 2018, and the person in charge of finance of the Company in July 2019. He served as an Assistant to the President of the Company from October 2017 to March 2018, and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in CLIC, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao Peng successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao Peng graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in business administration.

The qualification of Mr. Zhao Peng as a Director is subject to the approval of the CBIRC. Mr. Zhao Peng will enter into a director’s service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Directors. He is eligible for re-election upon expiry of his term.

As an Executive Director of the Company, Mr. Zhao Peng will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board of Directors and the shareholders’ general meeting.

LETTER FROM THE BOARD

Save as disclosed above, Mr. Zhao Peng has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhao Peng does not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Zhao Peng that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

3.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

With the change of the external regulatory landscape, laws and regulations and regulatory requirements, the Company proposes to make amendments to the Articles of Association based on its governance practice and in accordance with the requirements of the Measures for the Administration of Connected Transactions of Insurance Companies 《( 保險公 司關聯交易管理辦法》) issued by the CBIRC (Yin Bao Jian Fa [2019] No. 35). The proposed amendments mainly include the following:

(1)

Pursuant to Article 13 of the Company Law (2018 Amendment), the legal representative of a company shall be assumed by the chairman of the board of directors, an executive director or a manager according to the requirements of the company’s articles of association and shall be registered according to law. The Company proposes to amend the provision under Article 4 of the Articles of Association from “The Company’s legal representative is the Chairman of the Board of Directors of the Company” to “The Company’s legal representative is the President of the Company” based on its governance practice;

(2)

In accordance with the Measures for the Administration of Connected Transactions of Insurance Companies (2019 Amendment) newly revised by the CBIRC, the Company proposes to establish a new connected transactions control committee under the Board of Directors and include the composition of such committee in the Articles of Association by amending the provisions under Article 163 and Article 164 of the Articles of Association.

The Board of Directors puts forward to the EGM to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Articles of Association shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Articles of Association is set out in Appendix I to this circular.

LETTER FROM THE BOARD

4.	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

With the change of the external regulatory landscape, laws and regulations and regulatory requirements, the Company proposes to make amendments to the Procedural Rules for the Board of Directors’ Meetings in accordance with the requirements of the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC (Yin Bao Jian Fa [2019] No. 35) and based on its governance practice. The proposed amendments mainly include the following:

(1)

In accordance with the requirements of the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC, the Company proposes to make amendments to the section headed “Special Committees of the Board of Directors”, including adjusting the composition of special committees of the Board of Directors and incorporating the requirements for and duties of members of the connected transactions control committee;

(2)

In accordance with the proposed amendments to the Articles of Association, the Company proposes to remove the provision that “The Chairman of the Board of Directors is the legal representative of the Company”.

The Board of Directors puts forward to the EGM to consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Procedural Rules for the Board of Directors’ Meetings shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings is set out in Appendix II to this circular.

5.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

Reference is made to the announcements of the Company dated 27 October 2016, 27 December 2016 and 26 October 2017 and the circular of the Company dated 11 November 2016 in relation to the existing framework agreements entered into by each of the Company, Pension Company, CLIC, CLP&C and CLI with AMP. Such agreements will expire on 31 December 2019.

LETTER FROM THE BOARD

The Company, Pension Company, CLIC, CLP&C and CLI propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products, after expiry of the existing framework agreements. As such, the Company, Pension Company, CLIC, CLP&C and CLI propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement with AMP, respectively. Such transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

After the approval from the Independent Shareholders is obtained at the EGM, the parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the EGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 41 to 42 of this circular and the letter from Messis Capital set out on pages 43 to 93 of this circular. Your attention is also drawn to the general information set out in Appendix III to this circular.

COMPANY FRAMEWORK AGREEMENT

Parties

The Company

AMP

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)

Subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

LETTER FROM THE BOARD

(b)

Sales agency services: AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)

Asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(d)

Other daily transactions permitted by laws and regulations: including but not limited to purchase of insurance products by AMP from the Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets (mainly office space) by AMP from the Company, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

Subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

LETTER FROM THE BOARD

(b)

Sales agency services: AMP shall pay to the Company the sales commission fee based on the amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

Asset management for specific clients: the Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP every six months or at such time as specified in the relevant asset management contract.

(d)

Other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms i n the specific agreements to be entered into between the parties.

Term

Subject to the execution of the Company Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the Company Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

LETTER FROM THE BOARD

Historical Figures

The historical transaction amounts of the above transactions between the Company and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

					RMB in million

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual cap	amount	Annual cap	amount	Annual cap	amount
Subscription price and corresponding subscription fee for the subscription of fund products	72,600	10,310.12	72,600	2,187.00	72,600	9,775.00
Redemption price and corresponding redemption fee for the redemption of fund products	72,600	12,017.20	72,600	3,514.50	72,600	236.23
Sales commission fee and client maintenance fee paid by AMP	700	0.00	800	0.00	900	0.29
Management fee (including performance-based fee) paid by the Company for the asset management for specific clients	300	23.45	400	27.85	500	15.18
Fees for other daily transactions	100	0.68	100	1.96	100	1.26

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
Subscription price and corresponding subscription fee for the subscription of fund products	72,600	72,600	72,600
Redemption price and corresponding redemption fee for the redemption of fund products	72,600	72,600	72,600
Sales commission fee and client maintenance fee payable by AMP	700	800	900
Management fee (including performance-based fee) payable by the Company for the asset management for specific clients	300	400	500
Fees for other daily transactions	100	100	100

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

Pension Company

AMP

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and AMP will enter into certain daily transactions, including:

(a)

Subscription and redemption of fund products: Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

LETTER FROM THE BOARD

(b)

Asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of Pension Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of Pension Company.

(c)

Other daily transactions permitted by laws and regulations: including but not limited to purchase of insurance products by AMP from Pension Company and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

Subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of Pension Company’s subscription of the fund units, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of Pension Company’s redemption of the fund units, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

Asset management for specific clients: Pension Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by Pension Company to AMP every six months or at such time as specified in the relevant asset management contract.

(c)

Other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

LETTER FROM THE BOARD

Term

Subject to the execution of the Pension Company Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the Pension Company Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between Pension Company and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

					RMB in million

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual cap	amount	Annual cap	amount	Annual cap	amount
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	534.07	10,000	773.27	10,000	154.65
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	1,750.70	10,000	601.77	10,000	235.68
Management fee (including performance-based fee) paid by Pension Company for the asset management for specific clients	100	0.00	100	0.00	100	0.00
Fees for other daily transactions	100	0.00	100	0.00	100	0.00

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2022 will be as follows:

		RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000
Management fee (including performance-based fee) payable by Pension Company for the asset management for specific clients	100	100	100
Fees for other daily transactions	100	100	100

CLIC FRAMEWORK AGREEMENT

Parties

CLIC

AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and AMP will enter into certain daily transactions, including:

(a)

Subscription and redemption of fund products: CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

LETTER FROM THE BOARD

(b)

Private asset management: AMP will, as an asset manager of CLIC and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLIC, including but not limited to the asset management in relation to fixed income portfolio, commingled portfolio, Hong Kong stock portfolio, and other portfolios managed by AMP under the entrustment of CLIC based on CLIC’s needs.

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

Subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

Private asset management: CLIC shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The calculation and payment of the management fee and the performance-based fee shall be made pursuant to the relevant asset management contract.

Term

Subject to the execution of the CLIC Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the CLIC Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

LETTER FROM THE BOARD

Historical Figures

The historical transaction amounts of the above transactions between CLIC and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

					RMB in million

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual cap	amount	Annual cap	amount	Annual cap	amount
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	4,082.23	10,000	1,500.00	10,000	524.03
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	7,617.19	10,000	1,156.47	10,000	1,935.74
Management fee (including performance-based fee) paid by CLIC for the private asset management	100	20.41	100	24.81	100	10.70

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2022 will be as follows:

		RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000
Management fee (including performance-based fee) payable by CLIC for the private asset management	100	100	100

CLP&C FRAMEWORK AGREEMENT

Parties

CLP&C

AMP

Scope of Transactions

Under the CLP&C Framework Agreement, CLP&C and AMP will enter into certain daily transactions, including:

(a)

Subscription and redemption of fund products: CLP&C will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLP&C will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

LETTER FROM THE BOARD

(b)

Asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of CLP&C and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLP&C.

(c)

Other daily transactions permitted by laws and regulations: including but not limited to purchase of insurance products by AMP from CLP&C and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

Subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLP&C’s subscription of the fund units, CLP&C shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of CLP&C’s redemption of the fund units, AMP shall pay to CLP&C the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

Asset management for specific clients: CLP&C shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLP&C to AMP every six months or at such time as specified in the relevant asset management contract.

(c)

Other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

LETTER FROM THE BOARD

Term

Subject to the execution of the CLP&C Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the CLP&C Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLP&C and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

					RMB in million

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual cap	amount	Annual cap	amount	Annual cap	amount
Subscription price for the fund products	10,000	0.00	10,000	0.00	10,000	0.00
Redemption price for the fund products	10,000	66.61	10,000	0.00	10,000	0.00
Subscription fee for the fund products	100	0.00	100	0.00	100	0.00
Redemption fee for the fund products	100	0.10	100	0.00	100	0.00
Management fee (including performance-based fee) paid by CLP&C for the asset management for specific clients	100	2.30	100	4.51	100	2.37
Fees for other daily transactions	100	0.07	100	0.08	100	0.08

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the CLP&C Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
Subscription price for the fund products	10,000	10,000	10,000
Redemption price for the fund products	10,000	10,000	10,000
Subscription fee for the fund products	100	100	100
Redemption fee for the fund products	100	100	100
Management fee (including performance-based fee) payable by CLP&C for the asset management for specific clients	100	100	100
Fees for other daily transactions	100	100	100

CLI FRAMEWORK AGREEMENT

Parties

CLI

AMP

Scope of Transactions

Under the CLI Framework Agreement, CLI and its subsidiaries will enter into certain daily transactions with AMP and its subsidiaries, including:

(a)

Subscription and redemption of fund products: CLI and its subsidiaries will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLI and its subsidiaries will make such subscription or redemption at their own discretion and in accordance with their own investment requirements.

LETTER FROM THE BOARD

(b)

Asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the fund industry, AMP and its subsidiaries will, as an asset manager of CLI and its subsidiaries and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLI and its subsidiaries. In addition, CLI and its subsidiaries will, as an asset manager of subsidiaries of AMP and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the subsidiaries of AMP.

(c)

Advisory services: subject to compliance with the relevant laws and regulations and satisfaction of relevant qualification requirements, AMP and its subsidiaries or CLI and its subsidiaries will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in their capacity as an investment adviser, financial adviser or supervisor to the other party or the products or plans invested or managed by the other party.

(d)

Other daily transactions permitted by laws and regulations: including but not limited to mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

Pricing and Payment

Pricing of the transactions under the CLI Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

Subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLI and its subsidiaries shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of subscription of the fund units, CLI and its subsidiaries shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of redemption of the fund units, AMP shall pay to CLI and its subsidiaries the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

LETTER FROM THE BOARD

(b)

Asset management for specific clients: each party shall pay to the other party the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be payable every six months or at such time as specified in the relevant asset management contract.

(c)

Advisory services: each party shall pay to the other party the advisory fee at the rate prescribed in the relevant advisory contract. The rate of advisory fee shall be determined by the parties after considering the market environment, scope of services and workload, and shall not deviate from the market rate.

(d)

Other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the CLI Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the CLI Framework Agreement shall commence on 1 January 2020 and end on 31 December 2022. During the term of the CLI Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLI Framework Agreement.

LETTER FROM THE BOARD

Historical Figures

The historical transaction amounts of the above transactions between CLI and AMP for the two years ended 31 December 2018 and for the six months ended 30 June 2019 are as follows:

					RMB in million

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual cap	amount	Annual cap	amount	Annual cap	amount
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	688.02	7,000	539.36	7,000	4.34
Redemption price and corresponding redemption fee for the redemption of fund products	5,000	0.00	7,000	591.71	7,000	0.00
Management fee (including performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients	50	1.15	50	0.01	50	0.27
Management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients	—	0.00	—	0.00	—	0.00
Advisory fee paid by CLI and its subsidiaries for the advisory services	—	0.00	—	0.00	—	0.00
Advisory fee paid by AMP and its subsidiaries for the advisory services	—	0.00	—	0.00	—	0.00
Fees for other daily transactions	50	0.00	50	0.00	50	0.00

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the CLI Framework Agreement for the three years ending 31 December 2022 will be as follows:

			RMB in million

	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000
Management fee (including performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients	150	150	150
Management fee (including performance-based fee) payable by subsidiaries of AMP for the asset management for specific clients	150	150	150
Advisory fee payable by CLI and its subsidiaries for the advisory services	150	150	150
Advisory fee payable by AMP and its subsidiaries for the advisory services	150	150	150
Fees for other daily transactions	150	150	150

LETTER FROM THE BOARD

BASIS FOR THE ANNUAL CAPS

Since 2017, the financial market has become more severe and challenging. Fund products have seen a significant decline in yield rate, which made them less appealing to insurance funds. As a result, the size of investment made by insurance funds in fund products has been decreasing year by year, and the historical transaction amounts derived from the investment by the Company, Pension Company, CLIC, CLP&C and CLI in fund products managed by AMP, as well as the management of assets by AMP under the entrustment of the above companies, were relatively low.

With the steady development of the Chinese economy and the increasing liquidity of the capital market, it is expected that the rate of return on asset investment will grow gradually, and the Company, Pension Company, CLIC, CLP&C and CLI will make more investment in fund products and speed up their pace and effort in entrusted asset management. Benefitted from the economic recovery and the ongoing development of the Group, the size of insurance funds managed by the Company, Pension Company, CLIC, CLP&C and CLI will continue to increase, and the demand for fund products and entrusted asset management services will grow rapidly.

In addition, both the size of asset management and the investment management ability of AMP have been on the rise year by year. AMP has been expanding its business rapidly since its inception in October 2013. Currently, AMP has obtained the business qualifications in relation to the management of public funds, asset management for specific clients and QDII business, etc. As at 30 June 2019, the total size of its asset management was approximately RMB207 billion, of which the size of the public funds under its management was approximately RMB153.9 billion and the size of asset management for specific accounts was approximately RMB53.1 billion. After deducting monetary currency and short-term wealth management bond funds, the size of asset management of AMP was approximately RMB74.6 billion, ranking 25th among 135 fund companies and making it one of the most fast-growing fund companies established after 2006. AMP has established well-developed product lines, including money market funds, equity funds, bond funds, commingled funds, composite index funds and industry index funds, which enables it to offer comprehensive and professional asset management services for various insurance companies. With the continuous improvement of the product lines of AMP and the enhancement of its investment management ability, it is expected that the Company, Pension Company, CLIC, CLP&C and CLI will invest more insurance funds in the products of AMP.

For the above reasons, the annual caps for the transactions under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, CLP&C Framework Agreement and the CLI Framework Agreement for the three years ending 31 December 2022 have increased significantly as compared to the historical transaction amounts.

LETTER FROM THE BOARD

Subscription and Redemption of Fund Products

In determining the annual caps in respect of the subscription and redemption of fund products, the parties have taken into account the estimated amount of the AMP fund products to be held by the Company, Pension Company, CLIC, CLP&C and CLI in the next three years, the frequency and fee rate of subscription and redemption of the fund products, and the expected development of the PRC insurance industry and the PRC fund market.

As a cash management tool, money market fund is an important type of investments available for insurance funds and meets the safety requirements applicable to investment by insurance funds. Therefore, in calculating the annual caps for the subscription and redemption of fund products, the parties regard the money market funds as the main type of fund products for subscription and redemption, and calculate the cumulative amount of subscription of the key money market funds in the market for the years of 2017 and 2018 as a percentage of their annual average size (i.e. subscription multiple) and assume the re demption multiple to be same as the subscription multiple. Based on the amount of the AMP fund products currently held by the Company, Pension Company, CLIC, CLP&C and CLI and their respective investment scale, the parties estimate the amount of the AMP fund products to be held by each of them in the next three years (being no more than RMB15 billion for the Company and no more than RMB2 billion for each of Pension Company, CLIC, CLP&C and CLI for each of the next three years), which is multiplied by the subscription multiple and the redemption multiple, respectively, to work out the annual cumulative amount of the subscription and redemption of fund products.

In addition, in determining the relevant annual caps under the Company Framework Agreement, the Company has also taken into account its scale of investment in fund products (including those managed by AMP and other parties) of approximately RMB101 billion as at 31 December 2017 and approximately RMB106 billion as at 31 December 2018, and estimated that its overall demand for fund products in the next three years will maintain at a similar level.

Sales Agency Services

In determining the annual caps in respect of the sales commission fee and client maintenance fee, the Company and AMP have taken into account the expected structure of the AMP fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

Each type of the fund products has different rates for sales commission fee and client maintenance fee. Therefore, in calculating the annual caps for the sales commission fee and the client maintenance fee, the parties determine the percentage of various types of the AMP fund products to be sold by the Company in the next three years through the analysis of the structure of the current fund products of AMP and its future product planning. Taking into account the potential improvement of its sales ability, the Company estimates that the volume of the AMP fund products to be sold by the Company will be no more than RMB70 billion for the year ending 31 December 2020 and assumes an annual growth rate of approximately 15% for each of the two years ending 31 December 2022. The Company has also made reference to the relevant rates applicable to various types of fund products as published by Wind Information Co., Ltd, an independent integrated financial data service provider in China, as well as the rates charged by the Company to independent third parties in similar transactions, to determine the annual caps for the sales commission fee and the client maintenance fee.

LETTER FROM THE BOARD

Asset Management Services

In determining the annual caps in respect of the management fee (including performance-based fee) for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

The management fee for the asset management for specific clients is determined based on the characteristics of asset management plans, and the key considerations include factors such as the scope and strategy of investment, and the structure of products. The management fee for the asset management for specific clients consists of fixed management fee and performance-based fee. The parties determined the rate of fixed management fee and the provision ratio of performance-based fee through the analysis of their previous asset management contracts and the asset management contracts entered into between AMP and independent third parties, and with reference to the key investment approach of the Company, Pension Company, CLIC, CLP&C and CLI.

The parties have also estimated their respective scale of assets under entrusted management by AMP in the next three years, in particular, the scale of assets of the Company under entrusted management by AMP is expected to be no more than RMB30 billion, RMB40 billion and RMB50 billion for the three years ending 31 December 2022, respectively, and the scale of assets of each of Pension Company, CLIC, CLP&C and CLI under entrusted management by AMP is expected to be no more than RMB10 billion for each of the three years ending 31 December 2022.

LETTER FROM THE BOARD

Advisory Services

In determining the annual caps in respect of the advisory fee for the advisory services, AMP and CLI have taken into account the pricing standards of similar advisory services in the domestic market, and the estimated scope of professional services and workload in the next three years. The parties have analyzed their respective licensing advantages and characteristics, determined the major type of advisory services to be provided, i.e. the advisory service regarding non-standard debt products, and analyzed and calculated the range and standards of advisory fee rate with reference to the similar products in the market and their previous transactions involving the provision of similar advisory services.

Other Daily Transactions

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account various factors, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space, the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

For the subscription and redemption of fund products under each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises and in accordance with the relevant requirements of the CSRC and the Asset Management Association of China (中國證券投資基金業協會), and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager ’s website and the designated media of the CSRC.

LETTER FROM THE BOARD

In connection with the subscription and redemption of fund products, each of the Company, Pension Company, CLIC, CLP&C and CLI shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on an average market rate. Such average market rate is calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly-available information is compiled by Wind Information Co., Ltd, and the Group pays a fee to access the compiled information. The subscription fee and redemption fee of the fund products are set forth in the relevant fund contract and prospectus, and equally apply to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

Sales Agency Services, Asset Management Services, Advisory Services and Other

Daily Transactions

In determining the prices for the sales agency services, asset management services, advisory services and other daily transactions, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products.

In particular, the price for purchase of insurance products under other daily transactions is determined by the Company, Pension Company and CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, in determining the rent for the leasing of office space by AMP from the Company under the Company Framework Agreement, the Company will make reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions after comparing the historical performance, service quality, risk control capability and prices offered by independent third parties and AMP. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Listco Group Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Listco Group Transactions and the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE LISTCO GROUP TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of the types and scope of investments by insurance funds and the diversification of its fund investment portfolios. Comparing with fund products offered by other fund companies in the market, the Group is more familiar with the investment management ability of AMP and has a closer cooperative relationship with AMP, which will help enhance the efficiency of investments and facilitate the development of investment business among members of the Group. The sale of AMP fund products by the Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, increase the customer loyalty, promote the development of comprehensive financial business and help enhance the ability of sale agents in selling financial products, with a view to developing new businesses and broadening income stream of the Group during its daily operations. In addition, the sale of AMP fund products by the Company can facilitate AMP’s expansion of the size of its managed assets and increase its operating profits, thus enhancing the profitability of the Group. The investment by CLIC, CLP&C and CLI in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP.

The management of assets by AMP under the entrustment of the Company, Pension Company, CLIC, CLP&C and CLI will be conducive to the consolidation of investment resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

In addition, the mutual provision of advisory services between AMP and CLI will help enhance each other’s comprehensive investment management capability, push forward the innovation of their business model and exert their strength and characteristics.

The Directors (including the Independent Non-executive Directors) are of the view that the Listco Group Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Listco Group Transactions and the CLIC Group Transactions are fair and reasonable.

As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun are directors or senior management members of CLIC and/or its subsidiaries, they have abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

LETTER FROM THE BOARD

HONG KONG LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds 19,323,530,000 shares of the Company, representing approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and 100% of the equity interest in CLI, each of CLP&C and CLI is an associate of CLIC and therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Given that the relevant applicable percentage ratios as set out in the Hong Kong Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Pension Company is a non-wholly owned subsidiary of the Company. AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Given that the relevant applicable percentage ratios as set out in the Hong Kong Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Company proposes to seek approval from the Independent Shareholders at the EGM in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the EGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CBIRC.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, other fund applications permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

LETTER FROM THE BOARD

AMP, a fund management company approved by the CSRC, was established by AMC and AMP Capital on 29 October 2013. It has a registered capital of RMB1,288 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3,700 million.

6.	RENEWAL OF THE FRAMEWORK AGREEMENT FOR DAILY CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CGB

The Company and its subsidiaries have been entering into daily connected transactions with CGB on normal commercial terms in the ordinary course of business of the Company. The framework agreement for daily connected transactions entered into between the Company and CGB in 2017 (the “2017-2019 Framework Agreement”) will expire on 31 December 2019. In order to enhance the operational efficiency of the various types of daily transactions subject to compliance with the regulatory rules of the relevant listing jurisdictions, the Company intends to continue to enter into the framework agreement for daily connected transactions with CGB (the “2020-2022 Framework Agreement”).

Identification of Connected Persons

As Mr. Wang Bin, the Chairman of the Board of the Company, concurrently serves as the chairman of the board of directors of CGB, Mr. Yin Zhaojun, a Non-executive Director of the Company, concurrently serves as the president of CGB, and Mr. Zhao Lijun (who was a Vice President of the Company in the past 12 months) concurrently serves as a director of CGB, pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (the “SSE Listing Rules”), CGB constitutes a connected legal person of the Company under the SSE Listing Rules, but does not constitute a connected person of the Company under the Hong Kong Listing Rules. Any daily transaction between the Company and its subsidiaries (as a party) and CGB (as the other party) constitutes a daily connected transaction within the meaning of the SSE Listing Rules, but does not constitute a connected transaction within the meaning of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Particulars of Historical Daily Connected Transactions

Based on the information publicly disclosed by the Company in its annual reports and interim reports, the daily connected transactions between the Company and CGB in the past three years are set out below:

	Unit: RMB100 million

	Maximum balance in any particular day
	during the term of the agreement
	As at	As at	As at
	31 December	31 December	30 June
	2017	2018	2019
Deposit connected transactions	335.84	618.80	610.99
Financial market and peer connected transactions	—	—	—

	Cumulative transaction amounts
			For the
	For the year	For the year	six months
	ended	ended	ended
	31 December	31 December	30 June
	2017	2018	2019
1. Deposit connected transactions	13.82	14.25	12.88
2. Financial market and peer connected transactions	1.01	—	—
3. Financing connected transactions	—	—	—
4. Investment and wealth management connected transactions	43.3	48.15	36.23
5. Co-investment connected transactions	—	—	—
6. Enterprise annuity connected transactions	—	—	—
7. Asset management connected transactions	—	—	—
8. Entrustment connected transactions	—	—	—
9. Agency connected transactions	0.92	1.12	0.57
10. Other daily connected transactions	0.57	1.01	0.70

LETTER FROM THE BOARD

The maximum balance of the deposit placed by the Company at CGB and the maximum balance of the financial market and peer connected transactions on any particular day of 2017, 2018 and the first half of 2019 did not exceed the cap stipulated in the 2017-2019 Framework Agreement, and the cumulative amount of all types of connected transactions between the Company and CGB in 2017, 2018 and the first half of 2019 did not exceed the cap stipulated in the 2017-2019 Framework Agreement.

Salient Terms of the 2020-2022 Framework Agreement

(1)	Scope of the daily connected transactions and the cap in respect of such transactions

The 2020-2022 Framework Agreement is basically consistent with the 2017-2019 Framework Agreement in the aspects of overall structure, type and statistical method of transactions, and includes ten categories of transactions, namely, “deposit”, “financial market and peer”, “financing”, “investment and wealth management”, “co-investment”, “enterprise annuity”, “asset management and investment consultation”, “entrustment”, “agency” and “other daily connected transactions”. Types of individual transactions and their scope have been expanded in light of the businesses that have been conducted or may be conducted in the future by the Company and its subsidiaries with CGB. The cap for the amounts of the various types of transactions are set out below:

Type of connected transactions	Cap for the amounts of the connected transactions

1. Deposit connected transactions	The maximum deposit balance on any particular day during the term of the agreement shall be RMB315 billion or its equivalent in foreign currency, and the cap in respect of the interest incomes/expenses arising from the transactions in any particular year shall be RMB18.5 billion or its equivalent in foreign currency.

2. Financial market and peer connected transactions	The maximum transaction balance on any particular day during the term of the agreement shall be RMB155 billion or its equivalent in foreign currency, and the cap in respect of the relevant fees or incomes arising from the transactions (including but not limited to interest, handling fee and service fee, etc.) in any particular year shall be RMB6 billion or its equivalent in foreign currency.

LETTER FROM THE BOARD

Type of connected transactions	Cap for the amounts of the connected transactions

3. Financing connected transactions	The annual caps in respect of the total amount of transactions (including the scale of financing and the interest incomes/expenses arising therefrom, etc.) for the three years ending 31 December 2022 shall be RMB86 billion, RMB103 billion and RMB119 billion or their equivalent in foreign currency, respectively.

4. Investment and wealth management connected transactions	The annual caps in respect of the total amount of transactions (including the scale of transactions on a cumulative basis and the relevant costs arising therefrom) for the three years ending 31 December 2022 shall be RMB350 billion, RMB420 billion and RMB490 billion or their equivalent in foreign currency, respectively.

5. Co-investment connected transactions	The annual caps in respect of the total amount of transactions for the three years ending 31 December 2022 shall be RMB100 billion, RMB100 billion and RMB100 billion or their equivalent in foreign currency, respectively.

6. Enterprise annuity connected transactions	The annual caps in respect of the scale of entrusted funds for the three years ending 31 December 2022 shall be RMB4 billion, RMB4.5 billion and RMB5 billion or their equivalent in foreign currency, respectively. The annual caps in respect of the total amount of the relevant transaction fees ( such as management fee, entrustment fee, account management fee and performance-based fee, etc.) incurred shall be RMB0.04 billion, RMB0.045 billion and RMB0.05 billion or their equivalent in foreign currency, respectively.

7. Asset management and investment consultation connected transactions	The annual caps in respect of the total amount of the relevant transaction fees (such as management fee, service fee and handling fee, etc.) incurred for the three years ending 31 December 2022 shall be RMB1.8 billion, RMB2 .4 billion and RMB3 billion or their equivalent in foreign currency, respectively.

LETTER FROM THE BOARD

Type of connected transactions	Cap for the amounts of the connected transactions

8. Entrustment connected transactions	The annual caps in respect of the total amount of the relevant transactions fees (such as entrustment fee, service fee and handling fee, etc.) incurred for the three years ending 31 December 2022 shall be RMB0.7 billion, RMB0.9 billion and RMB1.1 billion or their equivalent in foreign currency, respectively.

9. Agency connected transactions	The annual caps in respect of the total amount of the relevant transactions fees (such as agency fee, service fee, handling fee and commission, etc.) incurred for the three years ending 31 December 2022 shall be RMB1 billion, RMB1.4 billion and RMB1.8 billion or their equivalent in foreign currency, respectively.

10. Other daily connected transactions	The annual caps in respect of the total amount of transactions for the three years ending 31 December 2022 shall be RMB0 .8 billion, RMB0 .8 billion and RMB0.9 billion or their equivalent in foreign currency, respectively.

(2)	Pricing of connected transactions

In accordance with the nature of business, amount and term of transactions, market situation, the relevant PRC policies and requirements, as well as the applicable industry practices, and based on the analysis and review on the policy, basis and fairness of pricing for specific businesses, the pricing of connected transactions shall be determined through consultation on the basis of the principles of compliance and fairness, and the conditions of the connected transactions shall not be more favourable to connected persons than those applicable to similar transactions with non-connected parties.

(3)	Effective term

The 2020-2022 Framework Agreement will be effective for a term of three years from 1 January 2020 to 31 December 2022 after it is signed and sealed by the legal representatives or authorized agents of both parties.

LETTER FROM THE BOARD

Impact of the 2020-2022 Framework Agreement on the Company

CGB, as a joint stock commercial bank, may provide a wide range of financial services. The daily connected transactions between the Company and CGB are conducted by the Company in its ordinary course of business, and are conducive to the promotion of its strategic cooperation with CGB and the development of its main business of insurance and investment. Subject to compliance with the disclosure and approval requirements under the regulatory rules including the SSE Listing Rules, setting the caps for the amounts of the daily connected transactions by way of framework agreement is conducive to the enhancement of efficiency of decision-making and implementation of the daily connected transactions, and is in the interests of the Company and its shareholders as a whole.

This resolution was considered and approved at the tenth meeting of the Audit Committee under the sixth session of the Board and the twentieth meeting of the sixth session of the Board. As the caps in respect of the transactions contemplated under the 2020-2022 Framework Agreement exceed the threshold that triggers shareholders’ approval requirement for daily connected transactions under the SSE Listing Rules, the resolution in respect of the 2020-2022 Framework Agreement and the annual caps for such transactions is hereby submitted to the EGM for consideration and approval.

7.	THE EGM

The notice, proxy form and reply slip of the EGM have been despatched to you on 1 November 2019.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:00 a.m. on 18 December 2019) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 29 November 2019.

LETTER FROM THE BOARD

8.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the EGM.

9.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully,

Wang Bin

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

15 November 2019

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

We refer to the circular of the Company dated 15 November 2019 (the “Circular”), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

We wish to draw your attention to the letter from the Board set out on pages 5 to 40 of the Circular, and the letter from Messis Capital to the Independent Board Committee and the Independent Shareholders set out on pages 43 to 93 of the Circular which contains its opinion in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of Messis Capital and its recommendation in relation thereto, we consider that the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

Yours faithfully,

the Independent Board Committee of

China Life Insurance Company Limited

Chang Tso Tung Stephen

Robinson Drake Pike

Tang Xin

Leung Oi-Sie Elsie

LETTER FROM MESSIS CAPITAL _

The following is the full text of the letter from Messis Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders regarding the Listco Group Transactions and the CLIC Group Transactions and the respective proposed annual caps, for the purpose of inclusion in this circular.

15 November 2019

To:	The Independent Board Committee and the Independent Shareholders of

  China Life Insurance Company Limited

Dear Sir or Madam,

RENEWAL OF

CONTINUING CONNECTED TRANSACTIONS

WITH AMP

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the Listco Group Transactions and the CLIC Group Transactions, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 15 November 2019 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

Reference is made to the announcements of the Company dated 27 October 2016, 27 December 2016 and 26 October 2017 and the circular of the Company dated 11 November 2016. Each of the Company, Pension Company, CLIC and CLP&C entered into the existing framework agreements (collectively the “2016 Framework Agreements”) with AMP, respectively. The 2016 Framework Agreements were approved by the then independent shareholders of the Company at the extraordinary general meeting held on 27 December 2016. On 20 December 2017, CLI entered into the existing framework agreement with AMP (the “2017 CLI Framework Agreement”). As stated in the announcement dated 22 August 2019, after expiry of the 2016 Framework Agreements and the 2017 CLI Framework Agreement, the Company, Pension Company, CLIC, CLP&C and CLI propose to continue the daily transactions with AMP, which include the subscription and redemption of fund products, sales agency services, asset management services, advisory services and/or other services. As such, the Company, Pension Company (collectively the “Listco Group”), CLIC, CLP&C and CLI (collectively the “CLIC Group”) propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement with AM P, respectively. After the approval from the Independent Shareholders is obtained at the EGM, the parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the EGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

LETTER FROM MESSIS CAPITAL _

CLIC, the controlling shareholder of the Company, currently holds 19,323,530,000 shares of the Company, representing approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and 100% equity interest in CLI, each of CLP&C and CLI is an associate of CLIC and therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pension Company is a non-wholly owned subsidiary of the Company. AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee (comprising all of the Independent Non-executive Directors, namely Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie) has been established to advise the Independent Shareholders in relation to the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). We, Messis Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun are directors or senior management members of CLIC and/or its subsidiaries, they have abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the EGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

LETTER FROM MESSIS CAPITAL _

As at the Latest Practicable Date, we did not have any relationships with or interests in the Company and any other parties that could reasonably be regarded as relevant to our independence. During the last two years, we have not acted as the independent financial adviser on any other transactions for the Company. Apart from normal professional fees payable to us in connection with this appointment as the Independent Financial Adviser, no arrangement exists whereby we will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence and we are independent from the Company pursuant to Rule 13.84 of the Listing Rules.

BASIS OF OUR ADVICE AND RECOMMENDATIONS

In arriving at our recommendations, we have relied on the statements, information and representations contained in the Circular and the information and representations provided to us by the Company, the Directors and the management of the Company. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information and representations which have been provided by the Company, the Directors and the management of the Company for which they are solely and wholly responsible, are true and accurate at the time they were made and will continue to be accurate as at the Latest Practicable Date. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the management of the Company.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement therein or the document misleading.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any material facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Company, the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs of the Group and any parties in relation to the Listco Group Transactions and the CLIC Group Transactions.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). Except for its inclusion in the Circular, this letter is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

LETTER FROM MESSIS CAPITAL _

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinions and recommendations, we have taken the following principal factors and reasons into consideration:

1.	Background information of the Group and Pension Company

1.1	Background of the Company

The Company is one of the leading life insurance companies in the PRC and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in the PRC, and becomes one of the largest insurance asset management companies in the PRC through its controlling shareholding in AMC.

The Company offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses. The Company is a leading provider of individual and group life insurance, annuity products and accidents and health insurance in the PRC. As at 31 December 2018, the Company had approximately 285 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. The Company also provides both individual and group accident and short-term health insurance policies and services.

1.2	Financial information of the Group

The table below sets out the audit key financial information of the Group for the two years ended 31 December 2018 as extracted from the Company’s annual report for the year ended 31 December 2018 (the “2018 Annual Report”) and the unaudited key financial information of the Group for the six months ended 30 June 2018 and 2019 as extracted from the Company’s interim report for the six months ended 30 June 2019 (the “2019 Interim Report”):

LETTER FROM MESSIS CAPITAL _

Financial performance of the Group

	For the six months ended		For the year ended
	30 June		31 December
	2019	2018	2018	2017
	RMB’million	RMB’million	RMB’million	RMB’million
	(unaudited)	(unaudited)	(audited)	(audited)
Total Revenue	448,221	401,690	627,419	643,355
Gross written premiums	377,976	360,482	535,826	511,966
Net Premiums earned	361,297	348,985	532,023	506,910
Net investment income (Note)	72,030	64,829	133,017	129,939

Profit before income tax	38,893	21,447	13,921	41,671

Profit for the year	37,929	16,703	11,936	32,752

Note:

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

According to the 2018 Annual Report, the revenue of the Group for the year ended 31 December 2018 was approximately RMB627,419 million, representing a slightly decrease of approximately 2.5% as compared with that of approximately RMB643,355 million for the year ended 31 December 2017. Life insurance business was the largest business segment of the Group which accounted for approximately 82.8% and 85.7% of the total revenue for the year ended 31 December 2018 and 31 December 2017, respectively.

According to the 2018 Annual Report, the macro environment in 2018 was complicated and volatile, and the restructuring of the insurance sector exceeded expectation in terms of both the depth and the breath. Due to the combined effects of multiple factors, the development of the PRC life insurance industry was under pressure. The Group’s gross written premiums amounted to approximately RMB535,826 million for the year ended 31 December 2018, representing a year-on-year increase of approximately 4.7%. The gross written premiums from the life insurance business of the Group amounted to approximately RMB437,540 million for the year ended 31 December 2018, representing a year-on-year increase of approximately 1.8%. Under the Group’s strategies on development of protection-oriented insurance businesses, gross written premiums from the health insurance business amounted to approximately RMB83,614 million for the year ended 31 December 2018, which indicated an increase of approximately 23.5% year-on-year, and gross written premiums from the accident insurance business were approximately RMB14,672 million for the year ended 31 December 2018, representing a year-to-year increase of approximately 1.6%. As at 31 December 2018, the embedded value of the Company reached approximately RMB795,052 million, representing an increase of approximately 8.3% from the end of 2017. The Group’s net investment income was approximately RMB133,017 million for the year ended 31 December 2018, representing an increase of approximately RMB3,078 million or 2.4% as compared with 2017. In particular, the yield-to-maturity of new fixed income investments increased significantly compared to the existing allocation, however, due to the impact of a decrease in dividends from funds, the net investment yield was 4.64%, represent a decrease of 0.28 percentage point from 2017.

LETTER FROM MESSIS CAPITAL _

According to the 2019 Interim Report, the revenue of the Group for the six months ended 30 June 2019 was approximately RMB448,221 million, representing an increase of approximately 11.6% as compared with that of approximately RMB401,690 million for the six months ended 30 June 2018. Life insurance business was the largest business segment of the Group which accounted for approximately 85.7% and 87.2% of the total revenue for the year ended 30 June 2019 and 30 June 2018, respectively.

According to the 2019 Interim Report, the Group’s gross written premiums amounted to approximately RMB377,976 million for the six months ended 30 June 2019, representing a year-on-year increase of approximately 4.9%. The gross written premiums from the life insurance business of the Company amounted to approximately RMB307,461 million for the six months ended 30 June 2019, representing a year-on-year increase of approximately 1.0%. Gross written premiums from the health insurance business amounted to approximately RMB62,416 million for the six months ended 30 June 2019, representing a year-on-year increase of approximately 29.8%. Gross written premiums from the accident insurance business amounted to approximately RMB8,099 million for the six months ended 30 June 2019, representing a year -on-year increase of approximately 0.6%. As at 30 June 2019, the embedded value of the Company reached approximately RMB886,804 million, representing an increase of 11.5% from the end of 2018. The value of half year ’s sales was approximately RMB34,569 million, representing an increase of 22.7% year-on-year. The Group’s net investment income was approximately RMB72,030 million for the six months ended 30 June 2019, representing an increase of 11.1% year-on-year. Given the low interest rate environment, the Group allocated to fixed income products and high-dividend stocks in advance by catching market opportunities and its net investment yield remained stable at 4.7%.

LETTER FROM MESSIS CAPITAL _

Financial position of the Group

	As at 30 June	As at 31 December
	2019	2018	2017
	RMB’million (unaudited)	RMB’million (audited)	RMB’million (audited)
Total assets	3,479,860	3,254,403	2,897,591
Investment assets (Note)	3,304,129	3,104,014	2,753,124

Total liabilities	3,106,271	2,931,113	2,572,281

Total equity	373,589	323,290	325,310

Note:

Investment assets consisted of cash and cash equivalents, securities at fair value through profit or loss, available-for-sale securities, held-to-maturity securities, term deposits, securities purchased under agreements to resell, loans, statutory deposits restricted, investment properties, investments in associates and joint ventures

Total assets and investment assets of the Group reached approximately RMB3,254,403 million and RMB3,104,014 million as at 31 December 2018 which representing an increase of approximately 12.3% and 12.7% year -on-year respectively as compared with approximately RMB2,897,591 million and RMB2,753,124 million as at 31 December 2017. The investment assets mainly consisted of fixed-maturity financial assets which amounted to approximately RMB2,094,289 million as at 31 December 2017 and RMB2,407,236 million as at 31 December 2018, contributed to approximately 76.1% and 77.6% of the Group’s total assets of the respective period.

Total liabilities of the Group increased from approximately RMB2,572,281 million as at 31 December 2017 to RMB2,931,113 million as at 31 December 2018, which representing an increase of approximately 13.9%. The insurance contract liabilities of the Group amounted to approximately RMB2,216,031 million as at 31 December 2018, contributed to approximately 75.6% of the Group’s total liabilities of the respective period.

Total assets and investment assets of the Group reached approximately RMB3,479,860 million and RMB3,304,129 million as at 30 June 2019 which representing an increase of approximately 6.9% and 6.4% respectively as compared with approximately RMB3,254,403 million and RMB3,104,014 million as at 31 December 2018. The investment assets mainly consisted of fixed-maturity financial assets which amounted to approximately RMB2,407,236 million as at 31 December 2018 and RMB2,505,534 million as at 30 June 2019, contributed to approximately 77.6% and 75.8% of the Group’s total assets of the respective period.

LETTER FROM MESSIS CAPITAL _

Total liabilities of the Group increased from approximately RMB2,931,113 million as at 31 December 2018 to RMB3,106,271 million as at 30 June 2019, which representing an increase of approximately 6.0%. The insurance contract liabilities of the Group amounted to approximately RMB2,457,077 million as at 30 June 2019, contributed to approximately 79.1% of the Group’s total liabilities of the respective period.

1.3	Background of Pension Company

Pension Company is a non-wholly owned subsidiary of the Company owned as to 70.74% by the Company, 19.99% by AMP Life Limited (a subsidiary of AMP Limited), 4.41% by CLIC and 3.53% by AMC. Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance business, other fund applications permitted under the PRC laws and regulations and other business approved by CBIRC.

2.	Background information of CLIC, CLP&C and CLI

2.1	Background of CLIC

CLIC is a state-owned enterprise established under the laws of the PRC and is the controlling shareholder of the Company, currently holding 19,323,530,000 shares of the Company, representing 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLIC offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

2.2	Background of CLP&C

CLP&C is a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company. CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CBIRC.

LETTER FROM MESSIS CAPITAL _

2.3	Background of CLI

CLI is a company established under the laws of the PRC with limited liability and is primarily engaged in the businesses of investment, investment management and asset management. It has a registered capital of RMB3,700 million.

3.	Background of AMP

AMP is a fund management company approved by the CSRC. AMP is a company established by AMC and AMP Capital on 29 October 2013 with a registered capital of RMB1,288 million. It is currently owned as to 85.03% and 14.97% by AMC and AMP Capital, respectively. AMC is a 60%-owned subsidiary of the Company and the business scope of AMP includes fund raising, fund sale, asset management and other business permitted by the CSRC.

AMP enjoys a very strong shareholder background notwithstanding that it has relatively short history of operations. Currently, AMP has obtained the business qualifications in relation to the management of public funds, asset management for specific clients and qualified domestic institutional investors, etc. Assets under the management of AMP have developed rapidly since its foundations. According to the website of Morningstar (www.cn.morningstar.com), AMP managed a total of 50 public fund products, with product type covering, among others, currency, bonds, indices, stock. AMP has established well-developed product lines, including money market funds, equity funds, bond funds, commingled funds, composite index funds and industry index funds, which enables it to offer more comprehensive and professional asset management services for various insurance companies.

4.	Background to and reasons for the entering into of the Listco Group Transactions and the CLIC Group Transactions

On 27 December 2016, the Board resolved that each of the Company, Pension Company, CLIC and CLP&C entered into the 2016 Framework Agreements with AMP, respectively. On 20 December 2017, CLI entered into the 2017 CLI Framework Agreement with AMP. As stated in the announcement dated 22 August 2019, after expiry of the 2016 Framework Agreements and the 2017 CLI Framework Agreement, the Company, Pension Company, CLIC, CLP&C and CLI propose to continue the daily transactions with AMP, which include the subscription and redemption of fund products, sales agency services, asset management services, advisory services and/or other services.

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(i)	Subscription and redemption of fund products and the payment of respective subscription and redemption fee by the Listco Group and CLIC Group

We have discussed with the management of the Company and understand that it is normal for the insurance companies to manage their insurance products by constantly conducting subscription and redemption of fund products, which depends on the capital market conditions and performance of the respective fund products at the relevant times, to optimize the investment portfolio of their insurance products. As at 31 December 2018, the investment assets of the Group amounted to approximately RMB3,104,014 million, representing an increase of approximately 12.7% as compared with 2017. The investment assets of the Group reached approximately RMB3,304,129 million as at 30 June 2019, representing an increase of approximately 6.4% from the end of 2018.

Given the solid background of AMP in the fund management industry in the PRC, in particular its wide product offerings, the Directors believe that the investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of the types and scope of investments by insurance funds and the diversification of its fund investment portfolios. Comparing with fund products offered by other fund companies in the market, the Group is more familiar with the investment management ability of AMP and has a closer cooperative relationship with AMP, which will help enhance the efficiency of investments and facilitate the development of investment business among members of the Group. The investment by CLIC, CLP&C and CLI in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP.

In addition, AMP is an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital, its results of operations hence will be consolidated to the financial statements of the Company. The subscription fee or redemption fee payable by the Company and Pension Company to AMP will be eliminated when preparing the consolidated financial statements of the Group. Therefore, the Group will be beneficial from lower transaction costs when subscribing or redeeming fund products of AMP on a group basis as compared to subscription and redemption of fund products by independent third parties.

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(ii)	Sales agency services by the Company

As advised by the management of the Company, through the provision of sales agencies services to AMP, the Group can capture new business opportunities and generate new source of commission income. The sale of AMP fund products by the Company will diversity the Group’s product portfolio, offer more investment alternatives for its customers, increase the customer loyalty, promote the development of comprehensive financial business and help enhance the ability of sale agents in selling financial products, with a view to developing new businesses and broadening its income stream of the Group during its daily operations. In addition, AMP can rely on the extensive distribution network of the Group to promote its fund products through the sales agency services provided by the Group. The sale of AMP fund products by the Company can facilitate AMP’s expansion of the size of its managed assets and increase its operating profits, thus enhancing the profitability of the Group.

(iii)	Asset management services

As set out in the Letter from the Board, the management of assets by AMP under the entrustment of the Listco Group and CLIC Group will be conducive to the consolidation of investment resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

According to the 2018 Annual Report and the 2019 Interim Report, the Company is one of the largest institutional investors in the PRC, and becomes one of the largest insurance asset management companies in the PRC through its controlling shareholding in AMC. Under the asset management services to be provided by AMP to the Listco Group and CLIC Group, AMP will invest and manage assets entrusted to it by the Listco Group and CLIC Group in accordance with the requirements of the applicable laws and regulations. Leveraging on the expertise in asset management of its shareholders, AMP Capital, the management of the Company believes the provision of asset management services by AMP can generally satisfy the asset management needs of the Listco Group and CLIC Group.

(iv)	Advisory services

As set out in the Letter from the Board, through the mutual provision of advisory services between AMP and CLI, it would be mutually beneficial to AMP and CLI as the advisory services could (i) enhance the comprehensive investment capabilities of AMP and CLI; and (ii) promote innovations of their business model as well as to demonstrate their advantages and characteristics.

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(v)	Other daily transactions with AMP

The Company, Pension Company, CLP&C and CLI will conduct other daily transactions with AMP permitted by laws and regulations, including purchase of insurance products by AMP from the Company, Pension Company, CLP&C and CLI, leasing of assets, mutual provision of information system services and promotion and referral services, and mutual provision of other services as may be contemplated by the parties from time to time. As advised by the management of the Company, other daily transactions are mainly to facilitate the daily operations of AMP.

We have discussed with the management of the Company and are given to understand that the Listco Group Transactions and the CLIC Group Transactions are expected to be occurred on a continuing basis in the ordinary and usual course of business of the Group. It is expected that the arrangement for the transactions will continue and the entering into of the relevant framework agreements is to facilitate the transactions between the Listco Group and CLIC Group with AMP.

Based on the above, in particular that (i) it is the principal business of the Group to provide insurance products to its customers; (ii) the strong background and business prospects of AMP as set out in the paragraph headed “3. Background of AMP” in this letter; (iii) the subscription and redemption of funds of AMP will be conductive to the Group’s expansion of the types and scope of investments by insurance funds and the diversification of its fund portfolios; (iv) the sale of AMP fund products by the Company can facilitate AMP’s expansion of the size of its managed assets and increase its operating profits, thus enhancing the profitability of the Group; (v) the provision of asset management services by AMP can satisfy the asset management needs of the Listco Group and CLIC Group; (vi) the provision of advisory services can enhance the comprehensive investment capabilities of AMP and CLI and promote innovations of their business model as well as to demonstrate their advantages and characteristics; (vii) other daily transactions are mainly to facilitate the daily operations of AMP, we concur with the view of the Directors that the Listco Group Transactions and the CLIC Group Transactions are in the ordinary and usual course of business of the Group and that the entering of the relevant framework agreements in relation to the Listco Group Transactions and the CLIC Group Transactions is in the interest of the Company and the Shareholders as a whole.

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5.	Principal Terms of the framework agreements in relation to the Listco Group Transactions and the CLIC Group Transactions

The parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement after the approval from the Independent Shareholders is obtained at the EGM.

5.1	The Company Framework Agreement with AMP

Under the Company Framework Agreement, each of the Company will conduct certain daily transactions, including (i) subscription and redemption of fund products; (ii) sales agency services; (iii) asset management for specific clients; (iv) other daily transactions permitted by laws and regulations. The key terms thereof are set out below:

Parties	:	(i) AMP

(ii) The Company

Term	:	Commencing on 1 January 2020 ending on 31 December 2022. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Scope of transactions	:	Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(i) Subscription and redemption of fund products

The Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

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(ii) Sales agency services

AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(iii) Asset management for specific clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(iv) Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including but not limited to purchase of insurance products by AMP from the Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets (mainly office space) by AMP from the Company, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

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Pricing and Payment	:

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the redemption of the fund units by the Company, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(ii) Sales agency services

AMP shall pay to the Company the sales commission fee based on the amount of the funds sold by the Company at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

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(iii) Asset management for specific clients

The Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP every six months or at such time as specified in the relevant asset management contract.

(iv) Other daily transactions permitted by laws and regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

5.2	The Pension Company Framework Agreement with AMP

Under the Pension Company Framework Agreement, the Pension Company will conduct certain daily transactions, including (i) subscription and redemption of fund products; (ii) asset management for specific clients; (iii) other daily transactions permitted by laws and regulations. The key terms thereof are set out below:

Parties	:	(i) AMP

(ii) Pension Company

Term	:	Commencing on 1 January 2020 ending on 31 December 2022. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

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Scope of transactions	:	Under the Pension Company Framework Agreement, the Pension Company and AMP will enter into certain daily transactions, including:

(i) Subscription and redemption of fund products

Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii) Asset management for specific clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of Pension Company and in conjunction with asset custodian, invest the entrusted assets for and on behalf of Pension Company.

(iii) Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including but not limited to purchase of insurance products by AMP from Pension Company and other daily transactions between the parties permitted by laws and regulations, such as mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

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Pricing and Payment	:

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the subscription of the fund units by Pension Company, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the redemption of the fund units by Pension Company, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(ii) Asset management for specific clients

Pension Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by Pension Company to AMP every six months or at such time as specified in the relevant asset management contract.

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(iii) Other daily transactions permitted by laws and regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant services recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

5.3	The CLIC Framework Agreement with AMP

Under the CLIC Framework Agreement, AMP and CLIC will conduct certain daily transactions, including (i) subscription and redemption of fund products; and (ii) private asset management. The key terms thereof are set out below:

Parties	:	(i) AMP

(ii) CLIC

Term	:	Commencing on 1 January 2020 ending on 31 December 2022. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Scope of Transactions	:	Under the CLIC Framework Agreement, CLIC will enter into certain daily transactions with AMP, including:

(i) Subscription and redemption of fund products

CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

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CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii) Private asset management

AMP will, as an asset manager of CLIC and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLIC, including but not limited to the asset management in relation to fixed income portfolio, commingled portfolio, Hong Kong stock portfolio, and other portfolios managed by AMP under the entrustment of CLIC based on CLIC’s needs.

Pricing and Payment	:

Pricing of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus.

At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus.

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At the time of redemption of the fund units by CLIC, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(ii) Private Asset management

CLIC shall pay to AMP the management fee and performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The calculation and payment of the management fee shall be made pursuant to the relevant asset management contract.

5.4	The CLP&C Framework Agreement with AMP

Under the CLP&C Framework Agreement, AMP and CLP&C will conduct certain daily transactions, including (i) subscription and redemption of fund products; (ii) asset management for specific clients; and (iii) other daily transactions permitted by laws and regulations. The key terms thereof are set out below:

Parties	:	(i) AMP

(ii) CLP&C

Term	:	Commencing on 1 January 2020 ending on 31 December 2022. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

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Scope of Transactions	:	Under the CLP&C Framework Agreement, CLP&C will enter into certain daily transactions with AMP, including:

(i) Subscription and redemption of fund products

CLP&C will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

CLP&C will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii) Asset management for specific clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of CLP&C and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLP&C.

(iii) Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including but not limited to purchase of insurance products by AMP from CLP&C and other daily transactions between the parties permitted by laws and regulations, such as mutual provision of information system services and promotion and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

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Pricing and Payment	:

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus.

At the time of CLP&C’s subscription of the fund units, CLP&C shall pay to AMP the subscription price and the corresponding subscription fee in full.

At the time of redemption of the fund units by CLP&C, AMP shall pay to CLP&C the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(ii) Asset management for specific clients

CLP&C shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLP&C to AMP every six months or at such time as specified in the relevant asset management contract.

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(iii) Other daily transactions permitted by laws and regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant services recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

5.5	The CLI Framework Agreement with AMP

Under the CLI Framework Agreement, AMP and its subsidiaries and CLI and its subsidiaries will conduct certain daily transactions, including (i) subscription and redemption of fund products; (ii) asset management for specific clients; (iii) advisory services; and (iv) other daily transactions permitted by laws and regulations. The key terms thereof are set out below:

Parties	:	(i) CLI

(ii) AMP

Term	:	Commencing on 1 January 2020 ending on 31 December 2022. During the term of the CLI Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLI Framework Agreement.

Scope of transactions	:	Under the CLI Framework Agreement, CLI and its subsidiaries will enter into certain daily transactions with AMP and its subsidiaries, including:

(i) Subscription and redemption of fund products

CLI and its subsidiaries will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

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CLI and its subsidiaries will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii) Asset management for specific clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the fund industry, AMP and its subsidiaries will, as an asset manager of CLI and its subsidiaries and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLI and its subsidiaries. In addition, CLI and its subsidiaries will, as an asset manager of AMP and its subsidiaries and in conjunction with the asset custodian, invest the entrusted assets for and on behalf the subsidiaries of AMP.

(iii) Advisory services

Subject to compliance with the relevant laws and regulations and satisfaction of relevant qualification requirements, AMP and its subsidiaries or CLI and its subsidiaries will offer services including investment consulting advice, coordination, research, matching and referral of projects, etc. in their capacity as an investment advisor, financial advisor or supervisor to the other party or the products or plans invested or managed by the other party.

(iv) Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including but not limited to mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

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Pricing and Payment	:

Pricing of the transactions under the CLI Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLI and its subsidiaries shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus.

At the time of subscription of the fund units, CLI and its subsidiaries shall pay to AMP the subscription price and the corresponding subscription fee in full.

At the time of redemption of the fund units, AMP shall pay to CLI and its subsidiaries the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(ii) Asset management for specific clients

Each party shall pay to the other party the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from commencement date of the operations of the assets and shall be payable every six months or at such time as specified in the relevant asset management contract.

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(iii) Advisory services

Each party shall pay to other parties the advisory fee at the rate prescribed in the relevant advisory contract. The rate of advisory fee shall be determined by the parties after considering the market environment, scope of services and workload, and shall not deviate from the market rate.

(iv) Other daily transactions permitted by laws and regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant services recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

We have reviewed the relevant framework agreements in relation to the Listco Group Transactions and the CLIC Group Transactions and have discussed with the management of the Company on the major term therein. We noted that the major terms of these framework agreements are similar to the terms of the existing framework agreements between AMP and each of the Listco Group and CLIC Group, save for (i) the removals of sales agency services under the Pension Company Framework Agreement and the CLP&C Framework Agreement as each of the Pension Company and CLP&C was not able to obtain the qualification for sale of funds; and (ii) the addition of advisory services under the CLI Framework Agreement.

In assessing the fairness and reasonableness of the key terms of the relevant framework agreements in relation to the Listco Group Transactions and the CLIC Group Transactions, we have considered the followings:

(a)	Subscription and redemption of fund products

As set out in the Letter from the Board, the subscription and redemption price contemplated under the Listco Group Transactions and the CLIC Group Transactions are arrived at after arm’s length negotiations between each of the Listco Group and CLIC Group with AMP with reference to the unit net price of the fund products on the relevant day.

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The unit net price is calculated by dividing the net asset value of the fund products by the total number of the fund units and the net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises in accordance with the relevant requirements of the CSRC and the Asset Management Association of China (中國證券投資基金業協會). The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

For the subscription fee and redemption fee, it is determined based on the respective subscription rate and redemption rate as stipulated in the relevant fund contract and the prospectus, which is based on an average market rate. As set out in the Letter from the Board, such average market rate calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as compiled by Wind Information Co., Ltd., an independent financial data provider in the PRC. Therefore, the subscription/redemption price and the subscription/redemption fee rate offered by AMP will be exactly the same for subscription/redemption performed by any of the Listco Group and CLIC Group or independent third parties under the same fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

In assessing the fairness and reasonableness of the unit net price, the subscription fee and the redemption fee, we have obtained from the management of the Company and reviewed the summary of subscriptions and redemptions of AMP’s fund products by the Listco Group and CLIC Group during the period from 1 January 2017 to 30 September 2019 (the “Review Period”). We have selected 25 transactions during the Review Period and checked to the relevant fund prospectus. We noted that the unit net price, the subscription fee and the redemption fee were charged based on the terms set forth in the relevant fund prospectus and thus the terms were identical to other investors who were independent third parties.

Based on the above, in particular that the unit net price, the subscription fee and the redemption fee of the funds are equally applied to all investors of the fund products, we concur with the view of the Directors that the terms of the Listco Group Transactions and the CLIC Group Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

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(b)	Sales agency services

We are given to understand from the Directors that the commission fee rate of the provision of the sales agency services is determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/products.

As advised by the management of the Company, in determining the prices for sales agency services contemplated under the Company Framework Agreement, the business department of the Group usually obtains two or more reference prices from independent companies offering identical/similar services in determining the prices for the relevant transactions. The prices will then report to the internal control and legal department of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the relevant terms are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time.

We have reviewed 1 sample of sales agency contract entered into between AMP and the Company and 8 samples of sales agency contracts entered into between AMP and other independent third parties, which in total accounted for over 40% of the total number of sales agency contracts of AMP for the Review Period. We noted that the terms (including expected commission fee rate and payment terms) of the sales agency transactions under the Company Framework Agreement are comparable to those entered into by AMP with independent third parties.

Having considered that the terms (including expected commission fee rate and payment terms) of the sales agency transactions under the Company Framework Agreement are comparable to those entered into by AMP with independent third parties, we concur with the view of the Directors that the commission fee rate to be charged under the Company Framework Agreement are no less favourable than those as offered by the Group to independent third parties, on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Asset management for specific clients and other daily transactions

For asset management services and other daily transactions, the prices are determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/ purchasing identical or similar services/products. As advised by the management of the Company, the business departments of the Group usually obtain two or more reference prices from various independent companies offering similar service.

LETTER FROM MESSIS CAPITAL _

In assessing the fairness and reasonableness of the asset management rate and performance-based fee rate, we have reviewed the asset management rate and performance-based fee rate charged by AMP to the independent third parties and those charged by AMP to the Company, CLIC and CLP&C as provided by the management of the Company. We have also obtained from the management of the Company and reviewed 6 samples of asset management contracts entered into between AMP and the Company, CLIC and CLP&C and 9 samples of asset management contracts entered into between AMP and independent third parties, which in total accounted for over 40% of the total number of asset management contracts of AMP during the Review Period. We noted that (i) the asset management fee rate charged by AMP to independent third parties ranged from 0.10% to 0.30%; (ii) the asset management fee rate charged by AMP to the Company, CLIC and CLP&C ranged from 0.10% to 0.40%; (iii) the performance-based fee rate charged by AMP to independent third parties ranging from 20% to 50%; and (iv) the performance-based fee rate charged by AMP to the Company, CLIC and CLP&C ranging 15% to 50%. The management fee rates and performance-based fee rates offered to the Company, CLIC and CLP&C are therefore comparable with those offered to independent third parties.

As set out in the Letter from the Board, the price for purchase of insurance products under other daily transactions is determined by the Company, Pension Company, CLP&C and CLI with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

In assessing the fairness and reasonableness of the price of other daily transactions, we have obtained from the management of the Company and reviewed the list of other daily transactions entered into between AMP and the Company, Pension Company, CLP&C and CLI during the Review Period. We noted that other daily transactions mainly include purchase of insurance products and leasing of office space by AMP. We are given to understand from the management of the Company that the price for purchase of insurance products are identical to AMP and independent third parties. We have also obtained from the management of the Company and reviewed 1 contract for the leasing of office space by AMP from the Group and 1 contract for the leasing of office space by independent third party from the Group, and noted that the price for the leasing of office space in the same building charged by the Group to AMP and the independent third party were RMB290 per square meter per month and RMB270 per square meter per month, respectively. The price for the leasing office charged by the Group to AMP is therefore comparable to those charged to the independent third party.

LETTER FROM MESSIS CAPITAL _

Having considered the above, we concur with the view of the Directors that the management fee rate and performance-based fee rate charged on asset management for specific clients and the prices charged for other daily transactions contemplated under the Listco Group Transactions and the CLIC Group Transactions are no less favourable than those as offered by AMP or the Listco Group and CLIC Group to independent third parties, on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(d)	Advisory services

We are given to understand from the Directors that the advisory fee rate of the provision of advisory services under the CLI Framework Agreement is determined with reference to industry practices. As advised by the management of the Company, the business departments of the Group usually obtains two or more reference prices from various independent companies offering similar service. As advised by the management of the Company, the advisory fee rate charged by other leading investment management and asset management firms in the market are within the range of 0.15% to 0.60%. In assessing the fairness and reasonableness of the advisory fee rate, we have obtained from the management of the Company and reviewed 5 samples of advisory services contracts entered into between AMP and other independent third parties, which accounted for over 50% of the total number of advisory services contracts entered into by AMP during the Review Period. We noted that the advisory fee rate charged by the independent third party ranged from 0.10% to 0.52%. As advised by the management of the Company, the advisory fee rate charged by CLI and its subsidiaries to AMP and its subsidiaries and charged by AMP and its subsidiaries to CLI and its subsidiaries will be ranged between 0.10% to 0.50%, which is comparable with the range of advisory fee rate offered by other independent third parties.

Having considered the above, we concur with the view of the Directors that the advisory fee rate charged for the advisory services contemplated under the CLI Framework Agreement are no less favourable than the industry practice, on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM MESSIS CAPITAL _

6.     Proposed Annual Caps

6.1	Annual Caps under the Company Framework Agreement and the Pension Company Framework Agreement with AMP

Set out below is (i) the existing annual cap contemplated under the Company Framework Agreement between the Company and AMP and the Pension Company Framework Agreement between the Pension Company and AMP for the two years ended 31 December 2018 and the year ending 31 December 2019; and (ii) the actual transaction amount of the transaction contemplated under the Company Framework Agreement between the Company and AMP and the Pension Company Framework Agreement between the Pension Company and AMP for the two years ended 31 December 2018 and the six months ended 30 June 2019:

						For the
					For the	six months
					year ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual Cap	amount	Annual Cap	amount	Annual Cap	amount
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
The Company Framework Agreement

Subscription price and corresponding subscription fee for the subscription of fund products	72,600	10,310.12	72,600	2,187.00	72,600	9,775.00

Redemption price and corresponding redemption fee for the redemption of fund products	72,600	12,017.20	72,600	3,514.50	72,600	236.23

Sales commission fee and client maintenance fee paid by AMP	700	0.00	800	0.00	900	0.29

Management fee (including performance-based fee) paid by the Company for asset management for specific clients	300	23.45	400	27.85	500	15.18

Fees for other daily transactions	100	0.68	100	1.96	100	1.26

LETTER FROM MESSIS CAPITAL _

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual Cap	amount	Annual Cap	amount	Annual Cap	amount
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
The Pension Company Framework Agreement

Subscription price and corresponding subscription fee for subscription of fund products	10,000	534.07	10,000	773.27	10,000	154.65

Redemption price and corresponding redemption fee for redemption of fund products	10,000	1,750.70	10,000	601.77	10,000	235.68

Management fee (including performance-based fee) paid by the Pension Company for asset management for specific clients	100	0.00	100	0.00	100	0.00

Fees for other daily transactions	100	0.00	100	0.00	100	0.00

LETTER FROM MESSIS CAPITAL _

According to the Letter from the Board, the proposed annual caps in respect of the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement, for the three years ending 31 December 2022 are set out as below:

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
The Company Framework Agreement

Subscription price and corresponding subscription fee for the subscription of fund products	72,600	72,600	72,600

Redemption price and corresponding redemption fee for the redemption of fund products	72,600	72,600	72,600

Sales commission fee and client maintenance fee payable by AMP	700	800	900

Management fee (including performance-based fee) payable by the Company for asset management for specific clients	300	400	500

Fees for other daily transactions	100	100	100

LETTER FROM MESSIS CAPITAL _

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
The Pension Company Framework Agreement

Subscription price and corresponding subscription fee for subscription of fund products	10,000	10,000	10,000

Redemption price and corresponding redemption fee for redemption of fund products	10,000	10,000	10,000

Management fee (including performance-based fee) payable by the Pension Company for asset management for specific clients	100	100	100

Fees for other daily transactions	100	100	100

LETTER FROM MESSIS CAPITAL _

6.2	Annual Caps under the CLIC Framework Agreement and the CLP&C Framework Agreement with AMP

Set out below is (i) the existing annual cap contemplated under the CLIC Framework Agreement between CLIC and AMP and the CLP&C Framework Agreement between CLP&C and AMP for the two years ended 31 December 2018 and the year ending 31 December 2019; and (ii) the actual amount of the transaction contemplated under the CLIC Framework Agreement between CLIC and AMP and the CLP&C Framework Agreement between CLP&C and AMP for the two years ended 31 December 2018 and the six months ended 30 June 2019:

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual Cap	amount	Annual Cap	amount	Annual Cap	amount
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
The CLIC Framework Agreement

Subscription price and corresponding subscription fee for the subscription of fund products	10,000	4,082.23	10,000	1,500.00	10,000	524.03

Redemption price and corresponding redemption fee for the redemption of fund products	10,000	7,617.19	10,000	1,156.47	10,000	1,935.74

Management fee (including performance-based fee) paid by CLIC for private asset management	100	20.41	100	24.81	100	10.70

LETTER FROM MESSIS CAPITAL _

						For the
					For the year	six months
					ending	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual Cap	amount	Annual Cap	amount	Annual Cap	amount
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
The CLP&C Framework Agreement

Subscription price for the fund products	10,000	0.00	10,000	0.00	10,000	0.00

Redemption price for the fund products	10,000	66.61	10,000	0.00	10,000	0.00

Subscription fee for the fund products	100	0.00	100	0.00	100	0.00

Redemption fee for the fund products	100	0.10	100	0.00	100	0.00

Management fee (including performance-based fee) paid by CLP&C for asset management for specific clients	100	2.30	100	4.51	100	2.37

Fees for other daily transactions	100	0.07	100	0.08	100	0.08

LETTER FROM MESSIS CAPITAL _

According to the Letter from the Board, the proposed annual caps in respect of the transactions contemplated under the CLIC Framework Agreement and the CLP&C Framework Agreement, for the three years ending 31 December 2022 are set out as below:

	For the year	For the year	For the year
	ending	ending	ending
	31 December	31 December	31 December
	2020	2021	2022
	RMB’million	RMB’million	RMB’million
The CLIC Framework Agreement

Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000

Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000

Management fee (including performance-based fee) payable by CLIC for private asset management	100	100	100

LETTER FROM MESSIS CAPITAL _

	For the year ending 31 December 2020 RMB’million	For the year ending 31 December 2021 RMB’million	For the year ending 31 December 2022 RMB’million
The CLP&C Framework Agreement

Subscription price for the fund products	10,000	10,000	10,000

Redemption price for the fund products	10,000	10,000	10,000

Subscription fee for the fund products	100	100	100

Redemption fee for the fund products	100	100	100

Management fee (including performance-based fee) payable by CLP&C for asset management for specific clients	100	100	100

Fees for other daily transactions	100	100	100

LETTER FROM MESSIS CAPITAL _

6.3	Annual Caps under the CLI Framework Agreement with AMP

Set out below is (i) the existing annual cap contemplated under the CLI Framework Agreement between CLI and AMP for the two years ended 31 December 2018 and the year ending 31 December 2019; and (ii) the actual amount of the transaction contemplated under the CLI Framework Agreement between CLI and AMP for the two years ended 31 December 2018 and the six months ended 30 June 2019:

						For the
					For the year	six months
					ended	ended
	For the year ended		For the year ended		31 December	30 June
	31 December 2017		31 December 2018		2019	2019
		Historical		Historical		Historical
		transaction		transaction		transaction
	Annual Cap	amount	Annual Cap	amount	Annual Cap	amount
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	688.02	7,000	539.36	7,000	4.34

Redemption price and corresponding redemption fee for the redemption of fund products	5,000	0.00	7,000	591.71	7,000	0.00

Management fee (including performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients	50	1.15	50	0.01	50	0.27

Management fee (including performance-based fee) paid by the subsidiaries of AMP for the asset management for specific clients	—	0.00	—	0.00	—	0.00

Advisory fee paid by CLI and its subsidiaries for advisory services	—	0.00	—	0.00	—	0.00

Advisory fee paid by AMP and its subsidiaries for advisory services	—	0.00	—	0.00	—	0.00

Fees for other daily transactions	50	0.00	50	0.00	50	0.00

LETTER FROM MESSIS CAPITAL _

According to the Letter from the Board, the proposed annual caps in respect of the transactions contemplated under the CLI Framework Agreement, for the three years ending 31 December 2022 are set out as below:

	For the year ending 31 December 2020 RMB’million	For the year ending 31 December 2021 RMB’million	For the year ending 31 December 2022 RMB’million
Subscription price and corresponding subscription fee for the subscription of fund products	10,000	10,000	10,000

Redemption price and corresponding redemption fee for the redemption of fund products	10,000	10,000	10,000

Management fee (including performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients	150	150	150

Management fee (including performance-based fee) payable by the subsidiaries of AMP for the asset management for specific clients	150	150	150

Advisory fee for the advisory services payable by CLI and its subsidiaries	150	150	150

Advisory fee for the advisory services payable by AMP and its subsidiaries	150	150	150

Fees for other daily transactions	150	150	150

LETTER FROM MESSIS CAPITAL _

According to the Letter from the Board, the proposed annual caps for the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, were determined with reference to (i) the estimated amount of the AMP fund products to be held by the Listco Group and CLIC Group in the next three years; (ii) the frequency and fee rate of subscription and redemption of the fund products; (iii) the estimated demand of the Listco Group and CLIC Group for the fund products; and (iv) the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

The proposed annual caps for the sales commission fee and client maintenance fee were determined with reference to (i) the expected structure of AMP’s fund products; (ii) the estimated sales volume of the fund products; and (iii) the estimated fees of the transactions, as well as the expected business growth in the relevant years.

The proposed annual caps for the management fee (including performance-based fee) for the private asset management or asset management for specific clients were determined with reference to (i) the scale of assets under entrusted management in the next three years; (ii) the fee structure; (iii) the estimated management fee rate; (iv) the estimated performance of assets under management; and (v) the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

The proposed annual caps for the advisory fee were determined with reference to (i) the pricing standard of similar advisory services in the domestic market; and (ii) the estimated scope of professional services and workload in the next three years.

The proposed annual caps for the fees for other daily transactions were determined with reference to the business growth of AMP in the next three years in various aspects, including the number of employees of AM P, the insurance expenditure per person, the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

LETTER FROM MESSIS CAPITAL _

6.4	Basis in determining the proposed annual caps

Since 2017, the financial market has become more severe and challenging. Fund products have seen a significant decline in yield rate, which made them less appealing to insurance funds. As a result, the size of investment made by insurance funds in fund products has been decreasing year by year, and the historical transaction amounts derived from the investment by the Company, Pension Company, CLIC, CLP&C and CLI in fund products managed by AMP, as well as the management of assets by AMP under the entrustment of the above companies, were relatively low.

With the steady development of the Chinese economy and the increasing liquidity of the capital market, it is expected that the rate of return on asset investment will grow gradually, and the Company, Pension Company, CLIC, CLP&C and CLI will make more investment in fund products and speed up their pace and effort in entrusted asset management. Benefitted from the economic recovery and the ongoing development of the Group, the size of insurance funds managed by the Company, Pension Company, CLIC, CLP&C and CLI will continue to increase, thus contributing to the rapid growth of the demand for fund products and entrusted asset management services.

In addition, both the size of asset management and the investment management ability of AMP have been on the rise year by year. AMP has been expanding its business rapidly since its inception in October 2013. Currently, AMP has obtained the business qualifications in relation to the management of public funds, asset management for specific clients and QDII business, etc. As at 30 June 2019, the total size of its asset management was approximately RMB207 billion, of which the size of the public funds under its management was approximately RMB153.9 billion and the size of asset management for specific accounts was approximately RMB53.1 billion. After deducting monetary currency and short-term wealth management bond funds, the size of asset management of AMP was approximately RMB74.6 billion, ranking 25th among 135 fund companies and making it one of the most fast-growing fund companies established after 2006. AMP has established well-developed product lines, including money market funds, equity funds, bond funds, commingled funds, composite index funds and industry index funds, which enables it to offer more comprehensive and professional asset management services for various insurance companies. With the continuous improvement of the product lines of AMP and the enhancement of its investment management ability, it is expected that the Company, Pension Company, CLIC, CLP&C and CLI will invest more insurance funds in the products of AMP.

For the above reasons, the annual caps for the transactions under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, CLP&C Framework Agreement and the CLI Framework Agreement for the three years ending 31 December 2022 have increased significantly as compared to the historical transaction amounts.

LETTER FROM MESSIS CAPITAL _

In order to assess the fairness and reasonableness of the proposed annual caps, we have considered the followings:

(a)	Subscription and redemption of fund products and the payment of respective subscription and redemption fee

In determining the annual caps in respect of the subscription and redemption of fund products, the parties have taken into account the estimated amount of the AMP fund products to be held by the Company, Pension Company, CLIC, CLP&C and CLI in the next three years, the frequency and fee rate of subscription and redemption of the fund products, and the expected development of the PRC insurance industry and the PRC fund market.

(i)	Expected ending balance and frequency of subscription or redemption of fund products by the Listco Group and CLIC Group

As a cash management tool, money market fund is an important type of investments available for insurance funds and meets the safety requirements applicable to investment by insurance funds. Therefore, in calculating the annual caps for the subscription and redemption of fund products, the parties regard the money market funds as the main type of fund products for subscription and redemption, and calculate the cumulative amount of subscription of the key money market funds in the market for the years of 2017 and 2018 as a percentage of their annual average size (i.e. subscription multiple) and assume the redemption multiple to be same as the subscription multiple. Based on the amount of the AMP fund products currently held by the Company, Pension Company, CLIC, CLP&C and CLI and their respective investment scale, the parties estimate the amount of the AMP fund products to be held by each of them in the next three years (being no more than RMB15 billion for the Company and no more than RMB2 billion for each of Pension Company, CLIC, CLP&C and CLI for each of the next three years), which is multiplied by the subscription multiple and the redemption multiple, respectively, to work out the annual cumulative amount of the subscription and redemption of fund products.

In addition, in determining the relevant annual caps under the Company Framework Agreement, the Company has also taken into account its scale of investment in fund products (including those managed by AMP and other parties) of approximately RMB101 billion as at 31 December 2017 and approximately RMB106 billion as at 31 December 2018, and estimated that its overall demand for fund products in the next three years will maintain at a similar level.

LETTER FROM MESSIS CAPITAL _

We have obtained the calculations of the proposed annual caps in respect of the subscription fee and we noted that the respective annual caps were calculated by multiplying the subscription multiple or the redemption multiple by the respective expected ending balance of fund products to be held by the Listco Group and the CLIC Group. We have also, on a best effort basis, reviewed the historical month-end balance of AMP funds products held by the Company for the six months ended 30 June 2019. We noted that (i) the expected ending balance of AMP fund products to be held by the Company is RMB15 billion for each of the three years ending 31 December 2022; and (ii) the ending balance of AMP fund products subscribed by the Company was approximately RMB16.4 billion as at 30 June 2019. We noted that the expected ending balance of fund products under the Company Framework Agreement as stated in the calculations was within the range of the historical amounts of the ending balance of AMP fund products held by the Company.

As advised by the management of the Company, since 2017, the Company has gradually reduced the proportion of money funds in its fund investment portfolio of AMP fund products due to the market condition. As at 30 June 2019, the Company’s fund investment portfolio of AMP fund products mainly consisted of equity funds, debt funds and commingled funds, which in nature have lower subscription and redemption frequency as compared to that of money funds. As such, the historical transaction amounts of subscription and redemption fee were below the existing annual caps due to the lower subscription and redemption frequency. We are given to understand from the management of the Company that it is expected that the Company will increase its investment in money funds in the next three years given its liquidity and expected development of the PRC insurance industry and the PRC fund market.

Based on the above, the Directors believe that the ending balance and frequency of subscription or redemption of fund products by the Listco Group and CLIC Group would be increased in the next three year.

(ii)	Growth potential of insurance industry and fund investment industry in the PRC

As advised by the management of the Company, the market of the insurance and fund investment industry is linked to the overall economy of the PRC in certain extent. According to the National Bureau of Statistics of China (http://www.stats.gov.cn/), the GDP of the PRC increased from approximately RMB64,128.06 billion in 2014 to approximately RMB90,030.95 billion in 2018. The strong growth in the PRC economy and per capita GDP has resulted an increase in disposable income in the PRC.

LETTER FROM MESSIS CAPITAL _

According to the data from CBIRC, the total asset value of the insurance industry in the PRC increased from approximately RMB12,359 billion as at 31 December 2015 to RMB18,331 billion as at 31 December 2018, representing an increase of approximately 48.3%. In addition, the PRC insurance industry achieved a direct insurance premium income amounted to approximately RMB3,802 billion for the year 2018, represent an increase of approximately 56.6% as compared with a direct insurance premium income amounted to approximately RMB2,428 billion for the year 2015. The following table illustrates (i) the total asset value of the PRC insurance industry and (ii) the direct insurance premium income of the PRC insurance industry:

	2015	2016	2017	2018
Total asset value of the PRC insurance industry (RMB’billion)	12,359	15,117	16,749	18,331
Direct insurance premium income of the PRC insurance industry (RMB’billion)	2,428	3,096	3,658	3,802

Source: CBIRC

According to the website of Asset Management Association of China (“AMAC”), the net asset value of public funds managed by the asset management companies in the PRC increased from approximately RMB8,397.2 billion as at 31 December 2015 to RMB13,456.3 billion as at 30 June 2019, representing an increase of approximately 60.2%. The number of public funds managed by the asset management companies in the PRC increased from 2,722 as at 31 December 2015 to 5,983 as at 30 June 2019, representing an increase of 119.8%. The following table illustrates (i) the net assets value of public funds managed by the asset management companies in the PRC and (ii) the number of public funds managed by the asset management companies in the PRC from 2015 to 2019:

	2015	2016	2017	2018	2019
					(Note)
Net assets value of public funds managed by the asset management companies (RMB’billion)	8,397.2	9,159.3	11,599.7	13,034.7	13,456.3
Number of public funds managed by the asset management companies	2,722	3,867	4,841	5,626	5,983

Source: AMAC

Note:	The latest information available on the website of AMAC is up to 30 June 2019.

LETTER FROM MESSIS CAPITAL _

As shown in the tables above, there was a significant increase in the net assets value and the number of public funds managed by the asset management companies in the PRC as well as growth in the PRC insurance and fund investment market in the past few years.

Based on the above, we consider that the PRC insurance and fund investment market has been growing and is expected to continue to grow in the coming years. It is expected that there is a high potential for future growth of the investment assets of the Listco Group and CLIC Group and the fund size of AMP which will result in increasing subscription fee and redemption fee under the Listco Group Transactions and the CLIC Group Transactions.

(b)	Sales agency services

In determining the annual caps in respect of the sales commission fee and client maintenance fee, the parties have taken into account the expected structure of the AMP fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

As discussed in the paragraph headed “6.4 Basis in determining the proposed annual caps” above, both the size of asset management and the investment management ability of AMP have been on the rise year by year. AMP has been expanding its business rapidly since its inception in October 2013. Currently, AMP has obtained the business qualifications in relation to the management of public funds, asset management for specific clients and QDII business, etc. As at 30 June 2019, the total size of its asset management was approximately RMB207 billion, of which the size of the public funds under its management was approximately RMB153.9 billion and the size of asset management for specific accounts was approximately RMB53.1 billion. After deducting monetary currency and short-term wealth management bond funds, the size of asset management of AMP was approximately RMB74.6 billion, ranking 25th among 135 fund companies and making it one of the most fast-growing fund companies established after 2006. Assets under the management of AMP have developed rapidly since its foundations. According to the website of Morningstar (www.cn.morningstar.com), AMP managed a total of 50 public fund products, with product type covering, among others, currency, bonds, indices, stock. AMP has established well-developed product lines, including money market funds, equity funds, bond funds, commingled funds, composite index funds and industry index funds, which enables it to offer more comprehensive and professional asset management services for various insurance companies.

LETTER FROM MESSIS CAPITAL _

Each type of the fund products has different rates for sales commission fee and client maintenance fee. Therefore, in calculating the annual caps for the sales commission fee and the client maintenance fee, the parties determine the percentage of various types of the AMP fund products to be sold by the Company in the next three years through the analysis of the structure of the current fund products of AMP and its future product planning. Taking into account the potential improvement of its sales ability, the Company estimates that the volume of the AMP fund products to be sold by the Company will be no more than RMB70 billion for the year ending 31 December 2020 and assumes an annual growth rate of approximately 15% for each of the two years ending 31 December 2022. The Company has also made reference to the relevant rates applicable to various types of fund products as published by Wind Information Co., Ltd, an independent integrated financial data service provider in China, as well as the rates charged by the Company to independent third parties in similar transactions, to determine the annual caps for the sales commission fee and the client maintenance fee.

With the recent business development of AMP, the Directors expect that there will be more business collaborations between the Group and AMP and more sales agency services will be conducted for AMP.

(c)	Asset management for specific clients

In determining the annual caps in respect of the management fee (including performance-based fee) for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

The management fee for the asset management for specific clients is determined based on the characteristics of asset management plans, and the key considerations include factors such as the scope and strategy of investment, and the structure of products. The management fee for the asset management for specific clients consists of fixed management fee and performance-based fee. The parties determined the rate of fixed management fee and the provision ratio of performance-based fee through the analysis of their previous asset management contracts and the asset management contracts entered into between AMP and independent third parties, and with reference to the key investment approach of the Company, Pension Company, CLIC, CLP&C and CLI.

LETTER FROM MESSIS CAPITAL _

(i)	Expected value of entrusted assets managed by AMP on behalf of the Listco Group and CLIC Group

The parties have also estimated their respective scale of assets under entrusted management by AMP in the next three years, in particular, the scale of assets of the Company under entrusted management by AMP is expected to be no more than RMB30 billion, RMB40 billion and RMB50 billion for the three years ending 31 December 2022, respectively, and the scale of assets of each of Pension Company, CLIC, CLP&C and CLI under entrusted management by AMP is expected to be no more than RMB10 billion for each of the three years ending 31 December 2022.

We have, on a best effort basis, reviewed the historical scale of assets under entrusted management by AMP on behalf of the Listco Group and CLIC Group. We note that, as at 30 June 2019, the scale of assets under entrusted management by AMP on behalf of the Company, the Pension Company, CLIC, CLP&C and CLI amounted to approximately RMB9.8 billion, nil, RMB7.4 billion, RMB1.7 billion and nil, respectively. As advised by the Directors, given the continuous improvement in the asset management capabilities of AM P, it is expected that the scale of assets entrusted by the Listco Group and CLIC Group to AMP will increase in the next three years. The management fee (together with the performance-based fee) is expected to increase accordingly.

(ii)	Growth potential of insurance industry and fund investment industry in the PRC

As discussed above, the PRC insurance and fund investment market has been growing and is expected to continue to grow in the coming years. It is expected that there is a high potential for future growth of the investment assets of the Listco Group and CLIC Group and the fund size of AMP, which will lead to an increasing management and performance-based fee in the next three years.

(d)	Advisory services and other daily transactions

In determining the annual caps in respect of the advisory fee for the advisory services, the parties have taken into account the pricing standards of similar advisory services in the domestic market, and the estimated scope of professional services and workload in the next three years.

LETTER FROM MESSIS CAPITAL _

The parties have analysed their respective licensing advantages and characteristics, determined the major type of advisory services to be provided, i.e. the advisory service regarding non-standard debt products, and analysed and calculated the range and standards of advisory fee rate with reference to the similar products in the market and their previous transactions involving the provision of similar advisory services.

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account various factors, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space, the demand for information system services and promotional and referral services, as well as the expected future business development between the parties in other relevant aspects.

AMP has been expanding its business rapidly since its inception in October 2013. Following the business expansion of AMP, it is expected that the business scale of AMP, as well as the number of staff and the area of office spaces of AMP will also increase. As set out in the Letter from the Board, other daily transactions including but not limited to purchase of insurance products as well as other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets (mainly office space) by AMP from the Company. We have discussed with the management of the Company on the expansion plan of AMP for the three years ending 31 December 2022 and understood that AMP will continue to expand its business through improving its product lines and enhancing its investment management ability, in order to rank higher among the fund companies. Based on the above, we consider the proposed annual caps for the advisory services and other daily transactions with the Company, the Pension Company, CLP&C and CLI will not be excessive.

Having considered (i) the basis of determination of the proposed annual caps; (ii) the potential demand on subscriptions and redemptions of fund products; (iii) the expected value of entrusted assets managed by AMP on behalf of the Listco Group and CLIC Group; (iv) the growth potential in the PRC insurance industry and investment management industry; (v) the strong background and recent development of AMP; and (vi) the reasons as set out in the paragraph headed “4. Background to and reasons for the entering into of the Listco Group Transactions and the CLIC Group Transactions” in this letter, we are of the view that the proposed annual caps in respect of the Listco Group Transactions and the CLIC Group Transactions are reasonably determined and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM MESSIS CAPITAL _

RECOMMENDATION

Having taken into account the principal factors discussed above, we are of the view that (i) the entering into of the Listco Group Transactions and the CLIC Group Transactions are in the interests of the Company and the Shareholders as a whole; (ii) the terms of the relevant agreements in relation to the Listco Group Transactions and the CLIC Group Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (iii) the Listco Group Transactions and the CLIC Group Transactions are in the ordinary and usual course of business of the Group and the proposed annual caps are determined under fair and reasonable grounds. Accordingly, we recommend the Independent Shareholders, and the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolution to be proposed at the EGM to approve the Listco Group Transactions and the CLIC Group Transactions and the proposed annual caps thereof.

Yours faithfully,
For and on behalf of
Messis Capital Limited

Vincent Cheung
Managing Director

Mr. Vincent Cheung is a licensed person registered with the Securities and Futures Commission and regarded as a responsible officer of Messis Capital Limited to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and has over 12 years of experience in corporate finance industry.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association
1	Article 4 The Company’s legal representative is the Chairman of the Board of Directors of the Company.	Article 4 The Company’s legal representative is the President of the Company.

2

Article 163 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and assets and liabilities management committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Article 163 The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, the strategy and assets and liabilities management committee and the connected transactions control committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

3	Article 164 The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors.	Article 164 The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors , and the connected transactions control committee shall be composed of three (3) to seven (7) directors.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings
1	Article 36 The Chairman of the Board of Directors is the legal representative of the Company and shall exercise the following duties and powers:	Article 36 The Chairman of the Board of Directors shall exercise the following duties and powers:

	(1) to preside over the shareholders’ general meetings;	(1) to preside over the shareholders’ general meetings;

(2)   to arrange the chairman of each special committee under the Board of Directors, or in the absence of the chairman, a member of such committee to attend the annual general meeting and address any enquiries;

(2)   to arrange the chairman of each special committee under the Board of Directors, or in the absence of the chairman, a member of such committee to attend the annual general meeting and address any enquiries;

(3)   to convene and preside over the meetings of the Board of Directors, to coordinate the work of each special committee under the Board of Directors and to lead the day-to-day operations of the Board of Directors;

(3)   to convene and preside over the meetings of the Board of Directors, to coordinate the work of each special committee under the Board of Directors and to lead the day-to-day operations of the Board of Directors;

	(4) to examine the implementation of resolutions passed by the Board of Directors;	(4) to examine the implementation of resolutions passed by the Board of Directors;

	(5) to sign the securities certificates issued by the Company;	(5) to sign the securities certificates issued by the Company;

	(6) to convene a communication meeting with independent directors at least once a year;	(6) to convene a communication meeting with independent directors at least once a year;

	(7) to sign other important documents of the Company and to authorize other directors in writing to sign the same;	(7) to sign other important documents of the Company and to authorize other directors in writing to sign the same;

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings
	(8) to consider and approve each cost items in the specific fees incurred by the Board of Directors;	(8) to consider and approve each cost items in the specific fees incurred by the Board of Directors;

(9)   to issue the letter of appointment and removal and the engagement letter for any legal advisers, special advisers and the senior management officers to be appointed and removed by the Board of Directors in accordance with the resolutions passed by the Board of Directors;

(9)   to issue the letter of appointment and removal and the engagement letter for any legal advisers, special advisers and the senior management officers to be appointed and removed by the Board of Directors in accordance with the resolutions passed by the Board of Directors;

	(10) to ensure an effective communication between the Board of Directors and shareholders; and	(10) to ensure an effective communication between the Board of Directors and shareholders; and

	(11) to exercise other duties and powers prescribed by the Company’s Articles of Association or conferred by the shareholders’ general meetings or the Board of Directors.	(11) to exercise other duties and powers prescribed by the Company’s Articles of Association or conferred by the shareholders’ general meetings or the Board of Directors.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings
2	Article 39 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and assets and liabilities management committee. Such special committees shall study specific issues, convene special meetings on a regular or ad hoc basis, communicate with the management, give advice and recommendations to the Board of Directors for its decision-making and reference, and deal with the relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of the special committees shall be made by the Board of Directors.	Article 39 The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, the strategy and assets and liabilities management committee and the connected transactions control committee. Such special committees shall study specific issues, convene special meetings on a regular or ad hoc basis, communicate with the management, give advice and recommendations to the Board of Directors for its decision-making and reference, and deal with the relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of the special committees shall be made by the Board of Directors.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings
3	Article 40 All special committees of the Board of Directors shall consist of directors. In particular, the nomination and remuneration committee shall have a majority of independent directors. The audit committee shall comprise a minimum of three (3) members, all of whom shall be independent directors, and at least one (1) independent director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the audit committee must meet the requirements of the US Securities Exchange Act of 1934 with respect to the independence of directors. The Chairman of the risk management committee shall be assumed by a director with experience in risk management. The Chairman of the strategy and assets and liabilities management committee shall be assumed by a director with experience in assets and liabilities management.	Article 40 All special committees of the Board of Directors shall consist of directors. In particular, the nomination and remuneration committee shall have a majority of independent directors. The audit committee shall comprise a minimum of three (3) members, all of whom shall be independent directors, and at least one (1) independent director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the audit committee must meet the requirements of the US Securities Exchange Act of 1934 with respect to the independence of directors. The Chairman of the risk management committee shall be assumed by a director with experience in risk management. The Chairman of the strategy and assets and liabilities management committee shall be assumed by a director with experience in assets and liabilities management. The connected transactions control committee shall have a majority of independent directors and at least one (1) independent director shall be an accounting professional. The Chairman of the connected transactions control committee shall be assumed by an independent director.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings
4		A new article to be inserted in Chapter 7

Article 45 The connected transactions control committee shall consist of three (3) to seven (7) directors, and its primary duties shall be as follows:

(1) examining and approving the basic policies of the connected transactions management, and supervising the implementation of the same;

(2) identifying and reporting to the Board of Directors any connected persons of the Company;

(3)   examining and approving connected transactions and other matters relevant to connected transactions within the scope specified by the basic policies of the connected transactions management of the Company, and accepting the filings of statistical information on connected transactions;

(4)   reviewing connected transactions that shall be approved by the Board of Directors or the shareholders’ general meeting, and submitting them to the Board of Directors or for the Board of Directors to submit to the shareholders’ general meeting for approval; giving written opinions in respect of the compliance, fairness and necessity of such connected transactions and as to whether such transactions impair the interest of the Company and insurance consumers;

(5) reviewing reports on the implementation of the Company’s connected transactions management system and the status of connected transactions;

(6)   other matters required by laws, administrative regulations, rules, and the securities regulatory authorities of the jurisdictions where the shares of the Company are listed, and as may be authorized by the Board of Directors.

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui, all being Directors, and Mr. Luo Zhaohui, a Supervisor, are directors or employees of CLIC, which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2018 (the date to which the latest published audited accounts of the Company were made up).

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APPENDIX III	GENERAL INFORMATION

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Hong Kong Listing Rules.

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)

none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)

none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2018 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, (ii) leased to, (iii) are proposed to be acquired or disposed of by, or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this circular:

Name	Qualification
Messis Capital	a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

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APPENDIX III	GENERAL INFORMATION

As at the Latest Practicable Date, Messis Capital:

(a)

has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter dated 15 November 2019 and references to its name, in the form and context in which it appears;

(b)

did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)

did not have any direct or indirect interest in any assets which had been since 31 December 2018 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement and the CLI Framework Agreement is available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) at the Company’s place of business in Hong Kong at 16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong up to and including the date of the EGM.

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